UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1402, Richmake Commercial Building

198-200 Queen’s Road Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 5, 2021, each of Mr. Y. Tristan Kuo and Mr. Bennet P. Tchaikovsky notified the Board of Directors of Oriental Culture Holding LTD, a Cayman Islands company (the “Company”), of his respective decision not to stand for re-election to the Board of Directors at the Company’s 2021 Annual General Meeting of Stockholders. Each of Mr. Kuo and Mr. Tchaikovsky advised the Company that his decision not to stand for re-election was not due to any disagreement with the management or other directors of the Company. Mr. Kuo, who has served on the Company’s Board of Directors since November 1, 2019, will continue to serve as a director until the Company’s 2021 Annual General Meeting of Stockholders, which will be held on December 16, 2021. Mr. Tchaikovsky, who has served on the Company’s Board of Directors since January 15, 2020, will also continue to serve as a director until the Company’s 2021 Annual General Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: November 9, 2021	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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